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FILE NO.
82 - 34708

04 FEB -2 AM 7:21 January 28, 2004

VIA FEDERAL EXPRESS

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commissio
Office of International Corporate Fin
450 Fifth Street, N.W.
Washington, D.C. 20549

04012533

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

- Updated extract from the Trade Register in Amsterdam for SPL WorldGroup B.V., dated January 23, 2004 (in Dutch and accompanied by its English translation), with an explanatory Annex.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

RVZ:alk
encls/
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(28th subm) 1-28-04fdx.com

FILE NO.
82 - 34708

04 FEB -2 AM 7:21

KAMER VAN KOOPHANDEL AMSTERDAM

Dossiernummer: 33257798 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam

---

Rechtspersoon:	
Rechtsvorm	:Besloten vennootschap
Naam	:SPL Worldgroup B.V.
Statutaire zetel	:Amsterdam
Eerste inschrijving in het handelsregister	:06-04-1994
Akte van oprichting	:28-03-1994
Akte laatste statutenwijziging	:05-06-2002
Maatschappelijk kapitaal	:EUR 3.403.351,62
Geplaatst kapitaal	:EUR 732.257,82
Gestort kapitaal	:EUR 732.257,82
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier
Overige gegevens	:(Kapitaal omgezet in euro ex art. 2:178c B.W.)

Onderneming:	
Handelsna(a)m(en)	:SPL Worldgroup B.V.
Adres	:Teleportboulevard 140, 1043EJ Amsterdam
Correspondentieadres	:Postbus 2838, 1000CV Amsterdam
Telefoonnummer	:020-5405800
Faxnummer	:020-6447011
Datum vestiging	:28-03-1994
Bedrijfsomschrijving	:Holding- en financieringmaatschappij
Werkzame personen	:0

Bestuurder(s):

Naam	:Winer, Trevor
Geboortedatum en -plaats	:05-04-1939, Kroonstad, Zuid-Afrika
Adres	:12 Nursery Lane, Constantia 7806 Cape Town, Zuid-Afrika
Infunctietreding	:28-03-1994
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd

Naam	:Meresman, Stanley J.
Geboortedatum en -plaats	:28-10-1946, New York City, Ver. Staten van Amerika
Adres	:Huntington Lane 2971, CA 94024 Los Altos, Ver.

26,32 23-01-2004 Blad 00002 volgt.

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

	Staten van Amerika
Infunctietreding	:09-02-1998
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Rotbard, Aliza
Geboortedatum en -plaats	:12-01-1946, Buenos Aires, Argentinië
Adres	:Sea & Fun, Rozenblum 6 #6101, Tel-Aviv, Israël
Infunctietreding	:28-12-2000
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Gruffat, Jean-Claude
Geboortedatum en -plaats	:06-11-1944, Lyon, Frankrijk
Adres	:8 Avenue de Lowendal, 75007 Parijs, Frankrijk
Infunctietreding	:15-04-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Peirce, Roger Leland
Geboortedatum en -plaats	:13-08-1943, Longview, Washington, Ver. Staten van Amerika
Adres	:12008 Emerald Hill, Los Altos CA 94022-4546, Ver. Staten van Amerika
Infunctietreding	:15-04-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Israelstam, Lenard Sidney
Geboortedatum en -plaats	:14-02-1936, Johannesburg, Zuid-Afrika
Adres	:Nachshol street 4, Arsuf 46920, Israël
Infunctietreding	:06-10-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Debes, Harry
Geboortedatum en -plaats	:17-02-1951, Torren, Duitsland
Adres	:5440 South Elm Court, Denver, Colorado, Ver. Staten van Amerika
Infunctietreding	:19-12-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

KAMER VAN KOOPHANDEL AMSTERDAM

Alleen geldig indien door de kamer voorzien van een ondertekening.

46,32

Amsterdam, 23-01-2004

Voor uittreksel

mw. E. Scheeper

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

Legal person:	
Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration in the commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:05-06-2002
Authorized capital	:EUR 3.403.351,62
Issued capital	:EUR 732.257,82
Paid up capital	:EUR 732.257,82
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract
Undertaking:	
Tradename(s)	:SPL Worldgroup B.V.
Address	:Teleportboulevard 140, 1043EJ Amsterdam
Mailing address	:Postbus 2838, 1000CV Amsterdam
Telephone number	:020-5405800
Fax number	:020-6447011
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0
Director(s):	
Name	:Winer, Trevor
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:12 Nursery Lane, Constantia 7806 Cape Town, South-Africa
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Meresman, Stanley J.
Date and place of birth	:28-10-1946, New York City, United States of ...

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

KAMER VAN KOOPHANDEL AMSTERDAM

	America ....
Address	:Huntington Lane 2971, CA 94024 Los Altos, ... United States of America ....
Date of entry into office	:09-02-1998 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Rotbard, Aliza ....
Date and place of birth	:12-01-1946, Buenos Aires, Argentina ....
Address	:Sea & Fun, Rozenblum 6 #6101, Tel-Aviv, Israel
Date of entry into office	:28-12-2000 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Gruffat, Jean-Claude ....
Date and place of birth	:06-11-1944, Lyon, France ....
Address	:8 Avenue de Lowendal, 75007 Parijs, France ....
Date of entry into office	:15-04-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Peirce, Roger Leland ....
Date and place of birth	:13-08-1943, Longview, Washington, United ...... States of America ....
Address	:12008 Emerald Hill, Los Altos CA 94022-4546, .. United States of America ....
Date of entry into office	:15-04-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Israelstam, Lenard Sidney ....
Date and place of birth	:14-02-1936, Johannesburg, South-Africa ....
Address	:Nachshol street 4, Arsuf 46920, Israel ....
Date of entry into office	:06-10-2003 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Debes, Harry ....
Date and place of birth	:17-02-1951, Torren, Germany ....
Address	:5440 South Elm Court, Denver, Colorado, United States of America ....
Date of entry into office	:19-12-2003 ....
Title	:Directeur ....

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL
AMSTERDAM

File number: 33257798 Page 00003

Powers	:Solely/independently authorised ....

Issued by the chamber of commerce

49,00 Amsterdam, 23-01-2004

E. SCHEEPER

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

Annex

Annex to the extract from the Dutch Trade Register for SPL WorldGroup B.V., dated: January 23, 2004

Changes registered with the Trade Register as evidenced by this extract:

- Decrease of the issued share capital ad EUR 623.23 per January 13, 2004, registered with the Trade Register by means of filing a Form 15.